# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PureCycle Technologies, Inc., CIK 0001830033
CUSIP: 74623V103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 20 North Orange Avenue, Suite 106, Orlando, Florida (FL), 32801
Date of event which requires filing of this statement: 03/17/2022
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001853326

## Reporting persons
- Pure Crown LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HCC Manager, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: PureCycle Technologies, Inc.
Address of issuer's principal executive offices: 20 North Orange Avenue, Suite 106, Orlando, Florida 32801

## Item 2. Person Filing
Name of person filing:
(1) Pure Crown LLC
(2) HCC Manager LLC
Address of principal business office or, if none, residence: 22 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601
Citizenship: (1) Delaware (2) Illinois

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover pages.
Percent of class: See row 11 of the cover pages.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover pages.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition: See row 8 of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Pure Crown LLC is managed by HCC Manager LLC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pure Crown LLC: /s/ Richard H. Robb, Manager, By: Richard H. Robb Title: Executive Vice President (07/08/2025)
- HCC Manager, LLC: /s/ Richard H. Robb, Richard H. Robb, Executive Vice President (07/08/2025)